UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 19, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye” or “the Company”)
_______________________________________________________________________
AQUARIUS ACQUISITION UPDATE
Shareholders are referred to the announcement on 18 January 2016, confirming that the acquisition of the Rustenburg Operations (“Rustenburg Transaction”) from Anglo American
Platinum Limited was overwhelmingly approved by Sibanye shareholders.
Further to that announcement Sibanye is also pleased to advise that at the special general meeting of Aquarius Platinum Limited (“Aquarius”) held on 18 January 2016, the requisite majority of Aquarius shareholders approved the resolution to approve the Amalgamation and
Amalgamation Agreement, whereby Sibanye will acquire all of the shares in Aquarius for a cash consideration of USD 0.195 per share (‘the Aquarius Transaction’).
The implementation of the Aquarius Transaction remains subject to final conditions precedent, including primarily, the approval of the Transaction by the South African
Competition Authorities.
Sibanye is committed to fulfilling the final conditions precedent to both the Rustenburg and
Aquarius Transactions as expeditiously as possible and shareholders will be advised as soon as the outstanding conditions precedent have been fulfilled.
Neal Froneman, CEO of Sibanye commenting on the shareholder vote, said “It is extremely pleasing to note the tremendous support shown by the Sibanye and Aquarius shareholders for the acquisitions of the Rustenburg Operations and Aquarius. We look forward to concluding both transactions as soon as possible and integrating the Rustenburg and
Aquarius operations into Sibanye. We are confident that significant value will be realised from these world class platinum assets, for the benefit of all Sibanye stakeholders”.
19 January 2016
Libanon
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 19, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer